UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
and Contax Participações S.A.
and subsidiary
Consolidated financial statements
on December 31, 2007 and 2006
and report of independent auditors

(A free translation of the original in Portuguese)
Report of Independent Auditors
To the Management and Shareholders
Contax Participações S.A.

1
We have examined the balance sheets of Contax Participações S.A. (Parent Company and Consolidated), related to the years ended on December 31, 2007 and 2006 and the respective statements of income, of changes in shareholders’ equity (Parent Company) and of changes in financial position corresponding to the year ended on that date, prepared under the responsibility of its Management. Our responsibility is to express an opinion on these financial statements. As described in explanatory note 10, the examination of the financial statements related to the year ended on December 31, 2007 and 2006 of the subsidiary TNL Contax S.A., used for equity accounting and consolidation purposes has been conducted under the responsibility of other independent auditors. Our report, in what regards the amounts of this subsidiary, is exclusively based on the reports of these other independent auditors.

2
Our exams have been conducted in compliance with the Brazilian audit standards, including: (a) the planning of the works, considering the relevance of the balances, the volume of transactions and the accounting and internal control systems of the Companies; (b) the verification, based on tests, of the evidences and records that support the accounting figures and information disclosed and (c) the evaluation of the most representative accounting practices and estimates adopted by the Management of the Company, and of the presentation of the financial statements taken as a whole.

3
In our opinion, based on our exams and on the report of the other independent auditors, the financial statements referred to in paragraph 1 above adequately represent, in all the relevant aspects, the equity and financial position of Contax Participações S.A. (Parent Company and Consolidated) on December 31, 2007 and 2006, the result of its operations, the changes in shareholders’ equity (Parent Company) and the changes in financial position, corresponding to the years ended on those dates, according to the accounting practices adopted in Brazil.

Rio de Janeiro, February 28, 2008.

José Luiz de Souza Gurgel
Partner-accountant
CRC RJ-087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Balance sheets on December 31
Expressed in thousands reais	(A free translation of the original in Portuguese)

		Parent Company		Consolidated				Parent Company		Consolidated

Assets	Note	2007	2006	2007	2006	Liabilities and shareholders' equity	Note	2007	2006	2007	2006

Current assets						Current liabilities
Cash and cash equivalents	8	876	38,975	240,310	231,299	Financings	13			300
Accounts receivable				84,863	53,868	Suppliers		97	483	72,466	47,761
Deferred and recoverable taxes	9	740	5,700	43,005	46,063	Payroll and related accruals		48	25	143,349	112,382
Accounts receivable - subsidiary	10		85,650			Taxes payable	14	348	2,455	38,990	39,559
Dividends receivable	10	12,637	7,050			Proposed dividends	16	14,271	12,390	14,270	12,390
Prepaid expenses and other assets				6,070	4,415	Other liabilities				2,343	1,275

		14,253	137,375	374,248	335,645			14,764	15,353	271,718	213,367

Non-current assets
Long-term assets						Non-current liabilities
Deferred and recoverable taxes	9	3,688		17,574	19,903	Long-term liabilities
Judicial deposits	15			17,787	7,938	Financings	13			100,060
Credits receivable				11,678	9,321	Provision for contingencies	15			46,860	28,899
Other assets				889	741	Taxes payable	14			2,391	2,745

		3,688		47,928	37,903					149,311	31,644

Permanent assets						Shareholders' equity	16
Investment in subsidiary	10	287,103	246,533			Capital stock		223,873	223,873	223,873	223,873
Property, plant and equipment	11			221,158	195,884	Capital reserve		9,254	9,386	9,254	9,386
Intagible assets	12			67,976	44,134	Treasury Shares		(10,913)	(780)	(10,913)	(780)

						Profit reserves		68,066	136,076	68,066	136,076

		287,103	246,533	289,134	240,018

								290,280	368,555	290,280	368,555

		290,791	246,533	337,062	277,921

Total assets		305,044	383,908	711,310	613,566	Total liabilities and shareholders' equity		305,044	383,908	711,310	613,566

The accompanying notes are an integral part of these financial statements .

Contax Participações S.A. and
Contax Participações S.A. and Subsidiary

Statementes of Operations
Years ended on December 31
Expressed in thousands reais	(A free translation of the original in Portuguese)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

Gross operating revenue				1,475,488	1,319,975
Deductions from gross revenue				(109,673)	(101,392)

Net operating revenue				1,365,815	1,218,583
Cost of services rendered	4			(1,183,912)	(1,041,195)

Gross operating income				181,903	177,388

Operating income (expenses)
Equity results	10	53,207	69,876
Selling general and administrative	4	(3,050)	(3,031)	(86,657)	(72,379)
Other operating income (expenses), net	5	(139)	(9)	(15,646)	(11,421)

		50,018	66,836	(102,303)	(83,800)

Operating income before financial results		50,018	66,836	79,600	93,588
Financial results, net	6	4,281	10,333	1,647	17,751

Operation Income		54,299	77,169	81,247	111,339
Non-operating results				67

Income (loss) before income tax and social contribution		54,299	77,169	81,314	111,339

Income tax and social contribution:
Current	7	(315)	(2,455)	(24,450)	(29,088)
Deferred	7			(2,880)	(7,537)

Net income for the year		53,984	74,714	53,984	74,714

Total shares outstanding at the balance sheet date (thousand)		15,691	18,207

Net income (loss) per thousand shares of the capital stock at the end of the year		$3.44	$4.10

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Statement of Changes in Shareholders’ Equity
Expressed in thousands reais	(A free translation of the original in Portuguese)

		Capital reserve
		in of
		shares the	Profit reserves				Accumulated

	Capital	subscription			Unrealized	Treasury	income
	stock	of shares	Legal	Statutory	income	shares	(losses)	Total

At December 31, 2005	223,873	50,000	4,410	57,477	11,363			347,123

Acquisition of shares						(41,394)		(41,394)
Cancellation of shares		(40,614)				40,614
Net income for the year							74,714	74,714
Appropriation of net income for the year
Appropriation to legal reserve			3,736				(3,736)
Appropriation to statutory reserve				53,234			(53,234)
Appropriation to unrealized income reserve					12,906		(12,906)
Proposed dividends (R$0.03 per thousand shares)					(7,050)		(4,838)	(11,888)

At December 31, 2006	223,873	9,386	8,146	110,711	17,219	(780)		368,555

Acquisition of shares						(119,317)		(119,317)
Cancellation of shares				(108,580)		108,580
Treasury shares sale		(132)				604		472
Net income for the year							53,984	53,984
Appropriation of net income for the year
Appropriation to legal reserve			2,699				(2,699)
Appropriation to statutory reserve				38,464			(38,464)
Appropriation to unrealized income reserve					12,044		(12,044)
Proposed dividends (R$0.85 per thousand shares)					(12,637)		(777)	(13,414)

At December 31, 2007	223,873	9,254	10,845	40,595	16,626	(10,913)		290,280

	2007	2006

Equity value per thousand shares	$ 18.31	$20.22

The accompanying notes are an integral part of these financial statements.

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Statements of Changes in Financial Position
Years ended on December 31
Expressed in thousands reais	(A free translation of the original in Portuguese)

	Parent Company		Consolidated

	2007	2006	2007	2006

Financial resources were provided by:

Operations
Net income for the year	53,984	74,714	53,984	74,714
Expenses (income) not affecting working capital
Equity accounting adjustments	(53,207)	(69,876)
Depreciation and amortization			84,268	52,070
Provision for contingencies			12,795	3,897
Interest and long-term monetary/foreign exchange variations, net			4,465	1,851
Residual value of permanent assets written-off			35	304
Deferred income tax and social contribution			6,498	7,537

	777	4,838	162,045	140,373

Third parties
Transfer of long-term assets to current assets			2,422	1,413
Dividends receivable from subsidiary	12,637	7,050
Receivable credits due to the reduction of investment in subsidiary		85,650
Sale of treausry shares	472		472
Long-term assets decrease			2,910
Long-term liabilities increase			100,002	185

	13,109	92,700	105,806	1,598

Total funds provided	13,886	97,538	267,851	141,971

Financial resources were used for:

Increase in long-term assets	3,688		20,461	6,997
In property, plant and equipment			95,871	51,364
In intangible assets			37,548	15,188
Net transfers of long-term liabilities to current liabilities			989	184
Proposed dividends	13,414	11,888	13,414	11,888
Acquistion of shares	119,317	41,394	119,317	41,394

Total funds used	136,419	53,282	287,600	127,015

Increase in working capital	(122,533)	44,256	(19,749)	14,956

Changes in working capital

Current assets
At the end of the year	14,253	137,375	374,248	335,645
At the beginning of the year	137,375	95,909	335,645	312,209

	(123,122)	41,466	38,603	23,436

Current liabilities
At the end of the year	14,764	15,353	271,719	213,367
At the beginning of the year	15,353	18,143	213,367	204,887

	(589)	(2,790)	58,352	8,480

Increase in working capital	(122,533)	44,256	(19,749)	14,956

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

1 Operations

(a) Contax Participações S.A. ("Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. ("TNL Contax"), is a contact center service provider, whose purpose is to provide tele-assistance services in general.

(b) TNL Contax

TNL Contax, established in August 1998, is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the telephonic customer assistance services offer, among others.

2 Presentation of financial statements

The Company’s financial statements were approved by the Board of Directors on February 28, 2008 and are being presented in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law and rules established by the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The Company’s financial statements include, consequently, estimates for the determination of the useful lives of the property, plant and equipment, provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

The events of Law 11,638/07 which will impact the Financial Statements of 2008 are identified and estimated. (Note 21 (b)).

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

The Company’s consolidated financial statements present the balances of accounts referring to its subsidiary. The balances and transactions between the parties, as well as unrealized profits were removed in the consolidation, including, checking accounts, dividends receivables, revenues and expenses among consolidated Companies and unrealized results (Note 18).

3 Summary of Significant Accounting Policies

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the Company's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Financial revenues and expenses are represented mainly by interest on investments, Provisional Contribution on Financial Operations (CPMF) and interest and monetary restatements on loans and from contingencies, recorded on the accrual basis (Note 6).

(b) Income tax and social contribution

The provisions for income tax and social contribution payable and deferred on temporary differences are established at the base rate of 34%. The installments paid for early settlement of income tax and social contribution are presented in "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of future results in compliance with management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies (Note 9).

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

Deferred tax credits are verified on tax loss carryforwards, negative base of social contribution on net income and temporary differences, due to the fact that they are likely to be realized. If deferred tax credits are not likely to be realized, no accounting recognition is made. Tax losses and negative base of social contribution do not have a statute of limitations, however, their offset is limited to 30% of the future taxable income amount.

(c) Court deposits

The Company questions, in some situations, whether certain liabilities or lawsuits filed against the company are fair or not. Pursuant to these questionings, by court order or by strategy of the management, the referred amounts may be deposited in court and the liabilities will not be considered as settled. In these situations, if it is not possible to redeem the deposit, except for a court decision favorable to the entity, these deposits may be monetarily updated (Note 15).

(d) Current and non-current assets

These are presented at realizable values, including, when applicable, income and monetary variations.

The allowance for doubtful accounts is established based on management's expectations regarding the non-realization of amounts receivable, based on an individual analysis of each credit.

(e) Permanent assets

  Investment - investment in TNL Contax is accounted for using the equity method of accounting in compliance with CVM Instruction No. 247/1996;

  Property, plant and equipment - is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 11); and

  Intangible assets - in this account the value of the software acquired or developed by the Company is recorded, stated at the acquisition cost. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization estimates (Note 12).

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

Whenever it is possible that some item of the non-current assets may be recovered for an amount lower than its net book value, then this recoverable amount is calculated in order to determine the necessary provision. The recoverable amount is the highest amount between the usable amount and sales net amount.

(f) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

The subsidiary TNL Contax has a profit sharing program, for all its employees, pursuant to the agreement entered into with FITTEl – Interstate Federation of Employees of Telecommunications Companies. This profit sharing program is based on increasing operating gains and individual performance, in which all the employees take part.

(g) Provision for contingencies

The recognition, measurement and disclosure of contingent assets and liabilities and legal obligations are carried out according to the criteria set forth in CVM Rule 489/05.

Contingent Assets – are not recognized on an accounting basis, except when the management is in total control of the situation or when there are real guarantees or favorable decisions, on which it is no longer possible to file appeals, characterizing the gain as practically certain.

Contingent liabilities – constituted by means of individual analysis, by complaints, based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 15.

Legal obligations – arise from tax obligations whose purpose of claim is its lawfulness or constitutionality.

(h) Commercial Leasing

The payments regarding the leases are appropriated to the result through the straight-line method during the period of the agreement.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(i) Loans

Loans taken are recognized initially in the funds receivables, net of transaction costs. Subsequently, loans taken are presented by the cost amortized, that is to say, added to charges and interest proportional to the period incurred (Note 13).

(j) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

4 Cost of Services Rendered and Operating Expenses - by Nature (consolidated)

	2007

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	863,257	42,618	905,875
Third-party services (ii)	158,276	31,127	189,403
Allowance for doubtful accounts (iii)		4,033	4,033
Depreciation (iv)	77,474	6,794	84,268
Rental and insurance (v)	75,385	1,758	77,143
Other inputs (vi)	9,520	327	9,847

	1,183,912	86,657	1,270,569

	2006

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	786,712	34,799	821,511
Third-party services (ii)	133,384	27,366	160,750
Depreciation (iv)	47,151	4,919	52,070
Rental and insurance (v)	61,799	3,513	65,312
Other inputs (vi)	12,149	1,782	13,931

	1,041,195	72,379	1,113,574

(i)
Personnel cost has presented an increase due to the growth of the business volume. The Company provisioned for its 2007 profit sharing program the amount of R$15,483 due to the fact that the negotiations regarding said program are not concluded with FITTEL. The management carried out the provision taking into account its best estimate to conclude the negotiations, verifying the background of previous negotiations, technical analysis and the current status of this negotiation.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(ii)
The third-party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and data processing, while the third- party services considered as "Selling, general and administrative expenses" refer to expenses with consulting services, traveling, legal advice and others.

(iii)	Allowance for doubtful accounts was constituted due to default clients which present debts in the year of 2007.

(iv)
The increase arises from the reduction of the useful life expected for the assets recorded in the items regarding IT equipment, and furniture and fixtures (Note 11), and from the investments carried out due to the increase in business volume.

(v)	Basically, represent expenses with commercial leasing, property rental and contact center operating infrastructure.

(vi)	This reduction is due to costs incurred in the 3rd quarter of 2006, with the implementation of a new operation, in the approximate amount of R$5,000.

5 Other Operating Expenses, Net (consolidated)

	2007	2006

Other operating revenues
Reversals of contingencies (Note 15)	14,788	21,300
Recovered expenses	318	372

	15,106	21,672

Other operating expenses
Provisions for contingencies (Note 15)	(24,896)	(29,713)
IPTU (Urban Property Tax)	(2,108)	(1,811)
Other (i)	(3,748)	(1,569)

	(30,752)	(33,093)

	(15,646)	(11,421)

(i)	Basically, it refers to court and lawsuit expenses and other taxes and fees.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

6 Financial income, net

	Parent Company		Consolidated

	2007	2006	2007	2006

Financial revenues

Return on financial investments	4,640	10,701	15,681	25,523
Interest and monetary restatement on other assets	212	0	492	974
Other financial revenues			474	44

	4,852	10,701	16,647	26,541

Financial expenses
Interest and monetary variations on other assets	(18)	(118)	(88)	(269)
CPMF	(354)	(106)	(6,903)	(5,332)
Interest and monetary restatement of contingencies			(4,683)	(2,707)

Interest on BNDES financing (Note 13)			(1,873)
Other financial expenses	(199)	(144)	(1,453)	(482)

	(571)	(368)	(15,000)	(8,790)

	4,281	10,333	1,647	17,751

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	2007	2006	2007	2006

Net income before income tax and social contribution	54,299	77,169	81,314	111,339

Income tax and social contribution at nominal rate (34%)	(18,462)	(26,237)	(27,647)	(37,855)

Adjustments for determining the effective rate
Permanent addition of equity accounting	18,090	23,758

Tax effects on permanent income (losses) (i)			(956)	728

Other	57	24	1,273	502

Income tax and social contribution benefits (expenses)	(315)	(2,455)	(27,330)	(36,625)

Effective income tax and social contribution rate	0.58%	3.18%	33.61%	32.89%

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(i)	This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

	Parent Company		Consolidated

	2007	2006	2007	2006

Current
Income tax	217	1,799	17,613	21,249
Social contribution	98	656	6,837	7,839

	315	2,455	24,450	29,088

Deferred
Income tax on temporary additions			(5,871)	(3,002)
Social contribution on temporary additions			(2,114)	(1,090)
Income tax on tax losses			7,989	8,551
Social contributions on negative base			2,876	3,078

			2,880	7,537

	315	2,455	27,330	36,625

8 Cash and Cash Equivalents

	Parent Company		Consolidated

	2007	2006	2007	2006

Cash and banks (i)	25	107	114,440	65,235
Financial investments (ii)	851	38,868	125,870	166,064

	876	38,975	240,310	231,299

(i)	These amounts are kept in a current account as TNL Contax has commitments falling due during the first days of each month, related to supplier payments, as well as taxes and payroll.

(ii)
Financial investments are indexed to the variation of the Interbank Deposit Certificate (CDI) rate. The change in the item “financial investments” was due to the dividends payment and to the disbursement for the share repurchase programs.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

9 Deferred and Recoverable Taxes

	Parent Company				Consolidated

	2007		2006		2007		2006

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)					4,876	8,828	2,257	5,582
Social contribution on temporary additions (i)					1,755	3,178	810	2,010
Income tax on tax losses					7,753		6,327	9,414
Social contribution on negative base					2,803		2,782	2,897

					17,187	12,006	12,176	19,903

Other recoverable taxes
Recoverable income tax (Note 14)	533		1,746		17,269		19,546
Recoverable social contribution (Nota 14)	197		637		6,379		7,210
Withholding income tax (ii)	10	3,688	3,317		1,418	3,688	5,191
Withholding PIS/COFINS/CSLL					322		443
Recoverable INSS					430		440
Recoverable ISS (iii)						1,880	931
Other taxes recoverable							126

	740	3,688	5,700		25,818	5,568	33,887

	740	3,688	5,700		43,005	17,574	46,063	19,903

(i)	Tax credits on temporary differences, mainly on provisions, positive and negative, except for provision for responsibility contingency of Oi Fixa (Note 15 (b) (iii)).

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision Nº 273/98, which approved the Statement issued by the Institute of Independent Auditors of Brazil – IBRACON on recording income tax and social contribution, as well as CVM Instruction Nº 371/02.

(ii)	Withholding income tax on financial investment redemptions, due to the share buyback program, classified in the long term due to the non-perspective of short- term recovery.

(iii)	Recoverable ISS is better classified in the Long Term by virtue of the repayment terms with Municipal bodies.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

Pursuant to the technical study prepared in December 2007 and approved by the Company's management bodies, the generation of future taxable profits during the next three years, brought to present value, will be sufficient to offset these tax credits, as follows:

Up to December 31:	2007

2008	17,187
2009	8,284
2010	3,722

29,193

The projections on future taxable income consider estimates regarding, among others, the Company’s performance, and also the behavior of its operation market and certain economic aspects. The actual amounts may differ from these estimates adopted.

10 Investment

It represents the Company’s investment in TNL Contax, as described below:

				Interest

			Capital
	Shareholders'	Net Income	increase/	Number of	Total	Equity	Investment
	equity	for the year	Dividends (ii)	common shares	capital %	accounting	amount

On December 31, 2006 (i)	246,533	69,876	(92,700)	309,550,226	100	69,876	246,533

On December 31, 2007 (i)	299,266	53,207	(12,637)	309,550,226	100	53,207	299,266

(i)	The accounting information of the investee, as of December 31, 2006 and 2007, has been reviewed by independent auditors.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

11 Property, Plant and Equipment (consolidated)

	2006	2007

						Annual
						depreciation
Cost	Start-up	Addition	Write-off	Transfer	Closing	rate - %

Computer equipment	135,333	39,117	(714)	1,407	175,143
Furniture, fixtures and fittings	34,722	12,249	(3)	136	47,104
Facilities on third party premises (i)	123,445	34,083	(176)	355	157,707
Construction in progress	877	1,863		(1,210)	1,530
Buildings		2,628			2,628
Lands		831			831
Other assets	17,204	5,100		(2,105)	20,199

	311,581	95,871	(893)	(1,417)	405,142
Accumulated depreciation

Computer equipment (ii)	(78,731)	(48,093)	714	(1,116)	(127,226)	33.3 / 20
Furniture, fixtures and fittings (ii)	(9,554)	(5,070)		(68)	(14,692)	12.5 / 10
Facilities on third party premises (i)	(23,224)	(13,684)	145	(8)	(36,771)	10
Other assets	(4,188)	(2,297)		1,190	(5,295)	4 / 10

	(115,697)	(69,144)	859	(2)	(183,984)

Net property, plant and equipment	195,884	26,727	(34)	(1,419)	221,158

(i)	The real estate rental agreements effectiveness varies from 5 up to 8 years, with possibility of renewal for the same period.

(ii)
The monthly depreciation rates in the lines of IT equipment and Furniture and fixtures were reviewed due to the reduction of the economic useful life estimate of assets acquired in these lines up to December 31, 2006. The evaluation and determination studies of the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity, whose technical report was issued on May 7, 2007. In 2007, the increase in depreciation due to the new useful life, net of the corresponding tax effects, was R$17,496.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

Below there is a table with the new calculation of the depreciation and impact on the year of 2007 and other years:

	Normal depreciation

Property, plant and equipment	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total

Furniture	3,584	3,480	3,402	3,383	3,225	2,757	2,485	2,076	577	199	25,168
IT	20,191	16,265	13,496	4,310	1,592	279	256	16			56,405

Total	23,775	19,745	16,898	7,693	4,817	3,036	2,741	2,092	577	199	81,573

	Depreciation (new useful life)

Property, plant and equipment	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total

Furniture	4,744	4,743	4,663	3,803	3,392	2,789	762	272			25,168
IT	46,222	7,895	2,288								56,405

Total	50,966	12,638	6,951	3,803	3,392	2,789	762	272			81,573

Variation	27,191	(7,107)	(9,947)	(3,890)	(1,425)	(247)	(1,979)	(1,820)	(577)	(199)	0
IR/CSLL	9,245	(2,416)	(3,382)	(1,323)	(485)	(84)	(673)	(619)	(196)	(67)	0

Net effect	17,946	(4,691)	(6,565)	(2,567)	(940)	(163)	(1,306)	(1,201)	(381)	(133)	(0)

12 Intangible (consolidated)

	2006	2007

						Annual
						depreciation
Cost	Start-up	Addition	Write-off	Transfer	Closing	rate - %

Data processing systems	73,117	37,548	(1)	1,417	112,081

	73,117	37,548	(1)	1,417	112,081

Accumulated amortization

Data processing systems	(28,983)	(15,124)		2	(44,105)	20

	(28,983)	(15,124)		2	(44,105)

Net intangible assets	44,134	22,424	(1)	1,419	67,976

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

13 Financings (consolidated)

	2007

		Final	Financial
Purpose	Funding	maturity	charges	Amount

National currency

BNDES (Operation expansion and update)	10.5.2007	9.15.2013	TJLP + 2% p.a	100,360

Current				300
Noncurrent				100,060

On August 23, 2007, the subsidiary TNL Contax entered into a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions.

The financing was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

On October 5, 2007, the first installment, in the amount of R$100,002, was received. The release of the remaining installments is linked to the verification of the application of the investments.

The maturity date of the financial charges shall be quarterly up until September 15, 2009, becoming monthly for the period between October 15, 2009 until the final maturity date or termination date of the contract. The principal shall mature monthly as from October 15, 2009.

The Company, as per the agreement’s determination, presented guarantees through sureties from prime financial institutions (i), in this case, they shall not be applicable to structures of receivables and covenants.

(i)

Limit by
Surety	Deebt (%)

- Banco Safra S/A	12.04%
- Banco Votorantim S/A	55.56%
- Banco Alfa S/A	32.40%

100.00%

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

Movement of the financing in the year ended on December 31, 2007.

			Interest	Financial
Purpose	2006	Funding	amortization	charges	2007

BNDES		100,002	(1,574)	1,932	100,360

Schedule of annual disbursement until the expiration of the agreement.

BNDES	Principal	Interest	Total

2008	-	7,863	7,863
2009	6,254	7,831	14,085
2010	25,015	6,446	31,461
2011	25,015	4,489	29,504
2012	25,015	2,548	27,563
2013	18,761	604	19,365

	100,060	29,781	129,841

14 Taxes recoverable

	Parent Company		Consolidated

	2007	2006	2007		2006

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income tax and social contribution (i)	348	2,455	24,827		29,088
ISS			8,296		5,523
PIS and COFINS			5,089		4,170
Social Security paid in installments (ii)			768	2,391	768	2,745

Other recoverable taxes			10		10

	348	2,455	38,990	2,391	39,559	2,745

(i)	Early settlement is needed for the compensation of the taxes verified, according to the amounts recorded in Income Tax and Social Contribution Recoverable (Note 9).

(ii)	It refers to the payment in installments of the INSS (Brazilian Social Security Institute) joint liability official notification, which is being totally transferred to third parties, not affecting the year’s result.

15 Provisions for Contingencies (consolidated)

(a) The subsidiary TNL Contax showed the following balances of provisions for contingencies and judicial deposits:

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

			Provision for
	Court deposits		contingencies

	2007	2006	2007	2006

Tax contingencies	1,342	1,236	7,776	5,793
Labor contingencies	16,445	6,702	38,955	22,989
Civil contingencies			129	117

	17,787	7,938	46,860	28,899

(b) The movement in the provision of the year ended on December 31, 2007 is shown below:

	Consolidated

					Monetary
	2006	Additions	Uses	Reversions	Restatements	2007

Tax
Service Tax – ISS	671				427	1,098
INSS (i)	5,122			(401)	475	5,196
PIS/COFINS (ii)		1,482				1,482

	5,793	1,482		(401)	902	7,776

Labor (iii)	22,989	25,989	(3,442)	(10,832)	4,251	38,955

Civil	117				12	129

	28,899	27,471	(3,442)	(11,233)	5,165	46,860

The provisions for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims on the balance sheet date and are based on the expert opinions of legal advisors. The Company and its subsidiary maintain judicial deposits to ensure the right of recourse in lawsuits of tax and labor nature.

In the third quarter of 2006, TNL Contax was imposed an official notification regarding contributions to INSS and joint liability in the total amount of R$21.9 million. From this amount, R$3.5 million were already provisioned (i), R$3.7 million refers to third parties liabilities and is being totally onlended, not affecting the result of the period, recorded in the “Taxes paid in installments” (Note 14) account as a counterentry to the “Other assets” account.

(i)
Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, and of payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) table.

(ii)	Contingent amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the approval of the anticipation

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

of the custody up to the judgment of the bill of review no. 2007.01.00.017041- 3/DF, with the Regional Court of the 1st region.

(iii)
The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amount to R$27,405. Pursuant to the services agreement executed by Oi Fixa and TNL Contax, it was defined that labor claims, arising from the migration of work agreements shall be incumbent upon that company, whose amount has been recorded as a counterentry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$11,550.

(c) The subsidiary TNL Contax has contingent liabilities classified as possible for tax and civil contingencies in the amounts of R$40,767 and R$581, respectively, these values are not provisioned due to the fact that the Company filed a defense appeal based on the opinion of its legal advisors who attribute to said lawsuits probability of loss possible and remote.

16 Shareholders' Equity

(a) Capital stock and shares rights

The Company’s capital stock, amounting to R$223,873, represented by 317,133,733 (2006 – 364,461,117) non-par registered book-entry shares, of which 116,495,445 are common shares and 200,638,288 are preferred shares, due to the cancellation of 4,991,772 common shares and 42,335,612 preferred shares, with no capital reduction, acquired in 2007 by means of the second and third share buyback programs, is now represented, as of October 17, 2007, by 15,856,686 non-par registered book-entry shares, of which 5,824,772 are common shares and 10,031,914 are preferred shares, due to the reverse split of shares in the proportion of twenty (20) shares for one (1) share, of the same type, approved at the Extraordinary General Meeting held on October 17, 2007.

Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall be granted refund priority in the event of liquidation of the Company, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% (six per cent) per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% (three per cent) of the share net equity value, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to 2/3 (two thirds) of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(b) Capital reserve in share subscription

The capital reserve constituted in November 2004, in the amount of R$50,000, presents a balance of R$9,254 on December 31, 2007, as a consequence of the utilization of this reserve in the share buyback program, pursuant to the resolution of the Board of Directors as of June 29, 2006.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital stock. This allocation is optional when the legal reserve and the capital reserves exceed 30% of the capital stock. This reserve may be used to increase capital or offset losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

(e) Treasury Shares

(i)	First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii)	Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus maintaining 1,750,000 common shares in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(iii)	Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares are kept in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

(f) Sale of shares

On October 18, 2007 179,660 common shares were sold to the Company’s executives, in conformity with the Stock Option Plan approved at the Extraordinary General Meeting held on April 16, 2007.

(g) Reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, in the proportion of 20 shares for 1 share of the same type. As per the call to the shareholders, a term of until November 16, 2007 was granted for the execution of the adjustments in the share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

					In Reais

	Thousand	Buyback	Average	Maximun	Minimum
	shares	price	price	price	price

Preferred Shares

1st Buyback program	11,774	21,517	1.83	1.95	1.61
Share cancellation	(11,774)	(21,517)	1.83
2nd Buyback program	24,058	46,242	1.92	2.00	1.84
Share cancellation	(24,058)	(46,242)	1.92
3rd Buyback program	18,277	46,424	2.54	2.65	2.46
Share cancellation	(18,277)	(46,424)	2.54

Common Shares

1st Buyback program	5,887	19,097	3.24	3.41	3.12
Share cancellation	(5,887)	(19,097)	3.24
2nd Buyback program	5,298	16,144	3.05	3.29	2.97
Share cancellation	(3,548)	(10,812)	3.05
3rd Buyback program	3,193	11,287	3.53	3.62	3.52
Share cancellation	(1,443)	(5,102)	3.54
Share sale	(180)	(604)	3.36

	3,320	10,913	3.29
Reverse split of shares ( 1/20)	166	10,913	65.74

	166	10,913	65.74

	166	10,913

(h) Unrealized profit reserve

As provided for in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum mandatory dividend and the proposed divided to the unrealized profit reserve, which amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

(i) Dividends

In compliance with its bylaws, Contax Participações should distribute dividends for each year in an amount no less than 25% of adjusted net income. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

The minimum mandatory dividends were calculated as follows:

2007

Net incom e for t he year	53,984
Appropriat ion t o legal reserve - 5%	(2,699)

Adjust ed net incom e	51,285

Mandat ory m inim um dividends - 25%	12,821

Number of outstanding common shares (in thousands)	5,659
Number of outstanding preferred shares (in thousands)	10,032

The statutory minimum dividends were calculated as follows:

Preferred shares are ensured priority for reimbursement should the Company be liquidated, with no premium, and for the payment of non-cumulative minimum dividends of: (i) 6% per year on the amount resulting from dividing the subscribed capital stock by the number of preferred shares of the Company, or (ii) 3% of the value of the shareholders’ equity of the share, whichever is greater, calculated as follows:

		2007

(i)	Capital stock	223,873
	x percentage of preferred shares	63.94%
	x percentage of statutory dividends	6%

	Minimum dividends	8,588

(ii)	Shareholders' equity	303,694
	x percentage of preferred shares	63.94%
	x percentage of statutory dividends	3%

	Minimum statutory dividends	5,825

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

Contax Participações appropriated the difference between the minimum mandatory dividend and the proposed dividend to the unrealized income reserve (Note 16 (h)), amounting to R$12,044, which represented net income for the year after the appropriations to constitute legal reserve (R$2,699) and the statutory reserve (R$38,463) (Note 16 (c) and (d)), as well as to distribute dividends (R$777) on the income of the period.

2007

Net incom e for t he year	53,984
Appropriat ion t o legal reserve - 5%	(2,699)

Adjust ed net incom e	51,285

Mandat ory m inim um dividends - 25%	12,821
Proposed dividends	(777)

Unrealized incom e reserve	12,044

Net incom e for t he year	53,984
Unrealized incom e adjust m ent s	(40,570)

Equit y account ing adjust m ent s	(53,207)
Dividends TNL Cont ax	12,637
Net incom e realized	13,414

Payable dividends
Proposed dividends (i)	777
Unrealized incom e reserve 2005 (ii)	4,313
Unrealized incom e reserve 2006 (iii)	8,324

13,414

(i)	Distribution of part of the 2007 result exclusively to preferred shares, pursuant to the priority ensured in article 5, paragraph 3, of the Company’s Bylaws.

(ii)	Utilization of the unrealized profits reserve constituted in 2005 for payment to preferred shares R$1,438 and common shares R$2,875 as per reserve composition.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(iii)	Utilization of part of the unrealized profits reserve constituted in 2006 for payment to shareholders, in which R$4,205 for common shares and R$4,119 for preferred shares, as per reserve composition.

Management will propose at the Annual General Meeting the appropriation of R$38,464 to constitute a statutory Reserve for investments and R$13,414 as dividends related to the year ended on December 31, 2007 (R$777) and with the utilization of unrealized profits reserves (R$12,637).

17 Financial Instruments

The accounting balances, such as cash and banks, financial investments, accounts receivable, investments and loans and financing, related to the financial instruments presented in the balance sheet, when compared to their corresponding market values, do not show relevant differences.

(a) Cash, Banks and Financial Investments

The recorded values are close to the realization or settlement values. Excess cash is invested, in line with the treasury policies, and is periodically reassessed.

(b) Financings

On August 23, 2007, the subsidiary TNL Contax S.A. signed a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing shares. On October 5, 2007, the first tranche in the amount of R$100,002 was received (Note 13).

(c) Derivatives

On December 31, 2007 and 2006 there were no outstanding operations involving financial derivative instruments. On the same date, the book value of financial instruments (assets and liabilities) is approximately the same as their market value. The Company does not maintain unrecorded financial instruments.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(d) Commercial Leasing

The subsidiary has several leasing, IT equipment, furniture agreements, whose payments are appropriated to the income for the year in the rental and insurance account, during the term of these agreements (Note 4).

The agreements are summarized as follows:

		Total present value
	Amount of	of agreements	Payable balance	Payable balance

Lessor	installments	2007	2007	2006

CIT	48	13,090	7,338	10,688

Unibanco	48	13,959	6,611	10,100

HP Financial	36	11,670	970	4,693
	48	18,975	9,625	14,369
	60	18,313	12,695	16,399

IBM Leasing	36	710	118	355
	48	757	378	568
	60	8,862	6,268	8,040

		86,336	44,003	65,212

(e) Investments

It consists, mainly, of an investment in a closely-held subsidiary, recorded on the equity method of accounting, with 100% interest (Note 10).

(f) Credit risk

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services.

An allowance for doubtful accounts was constituted for delinquent clients who did not acquit securities in 2007. The collection and negotiation procedures are being applied.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(g) Interest rates risk

The associated risk arises from the possibility of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to financings raised in the market. The Company continuously monitors the market interest rates with the purpose of evaluating the possible need of hiring operations to protect itself against the volatility risk of these rates.

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

18 Related Parties

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties may be summarized below:

	2007

	Oi Fixa	Oi Móvel	Brasil CAP	Brasil Veículos	Oi Internet	TNL Contax	Telemar Participações	Paggo Card Management	Paggo Acquirer	BNDES	Total

Assets
Accounts receivable	12,279	4,626	285	595			17	62			17,864
Dividends						12,637					12,637

	12,279	4,626	285	595		12,637	17	62			30,501

Liabilities
Suppliers	2,699	236									2,935
Dividends							3,508				3,508

Loans and Financings (Note 12)										100,359	100,359

	2,699	236					3,608			100,359	103,294

Revenues
Revenues from services rendered	573,003	161,055	3,584	6,644	10,092		25	418	84		754,905

Costs and expenses
Cost of services rendered	(24,225)	(6,700)									(30,925)

Financial expenses (Note 6)										(1,873)	(1,873)

	(24,225)	(6,700)								(1,873)	(32,798)

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

	2006

	Oi Fixa	Oi Móvel	Brasil CAP	Brasil Veículos	TNL Contax	Oi Internet	Total

Assets
Accounts receivable	7,430		274	540			8,244
Dividends					7,050		7,050
Other accounts receivable					85,650		85,650

	7,430		274	540	92,700		100,944

Liabilities
Suppliers	1,807	131					1,938

Revenues
Revenues from services rendered	605,750	152,284	3,241	5,805		7,657	774,737

Costs and expenses
Cost of services rendered	(26,547)	(2,344)					(28,891)

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

Transactions with related parties are carried out in terms, rates and conditions similar to those for third parties.

19 Stock option plan

At the Extraordinary General Meeting held on April 16, 2007, the creation of the Stock Option Plan was approved.

The purpose of the Company’s Stock Option Plan, established pursuant to article 168, paragraph 3, of Law no. 6,404/76, is to attract executives to the Company or its direct or indirect subsidiaries and obtain a greater alignment of the executives’ interests with the shareholders’ interests and the sharing of the capital markets’ risks.

On October 18, 2007, a share purchase option of 179,660 common shares was carried out, amounting to R$472.

20 Insurance

The Company and its subsidiary have a corporative program for risk management with the objective to minimize risks, obtaining in the market coverages compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

On December 31, 2007, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

D&O Management civil liability	106,230	01.13.2008
Fire of property, plant and equipment	70,211	05.13.2008
Loss of profits	51,305	05.13.2008
General civil liability	5,000	05.13.2008

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

21 Subsequent Events

(a) BNDES fund raising

According to the financing agreement entered into on August 23, 2007, with the subsidiary TNL Contax S.A., on January 28, 2008 and January 30, 2008 the second and third releases were carried out, in the amount of R$40,001 and R$10,000, respectively. Up to this date the amount released totals R$150,003.

(b) Law 11,638/07 – Amendment to the Brazilian Corporate Law

On December 28, 2007, Law 11,638/07 was enacted, which amends the Brazilian Corporate Law as for certain accounting practices, bookkeeping and preparation of the financial statements as from the fiscal year that shall end on December 31, 2008.

Considering the extension and complexity of the amendments promoted by said Law, the management is assessing its effects on the Company, as it follows discussions and debates in the market, especially in bodies and associations related to the accounting class and with regulators, which are likely to express their opinion on aspects of the application of the Law.

Based on a preliminary assessment, the management understands that the main effects of the Law on the Company’s financial statements can be summarized as follows:

(i) Property, plant and equipment

Pursuant to the amendment in Article 179, determined by Law 11,638/07, assets deriving from commercial leasing operations, appropriated to the maintenance of the Company’s activities, must be recorded under property, plant and equipment, in the 2008 financial statements. This classification, had it been required for 2007, would have an effect on the equity and on results, pursuant to the estimates calculated as follows:

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

	Consolidated (pro forma ) 2007

Property, plant and equipment	Final	Commercial Leasing	Adjusted final

Cost	405,142	91,154	496,296
Depreciation	(183,984)	(42,333)	(226,317)

	221,158	48,821	269,979

(ii) Current and Long-term Liabilities

Commercial leasing operations with assets appropriated to the maintenance of the Company’s activities, recorded under property, plant and equipment, would generate records of leasing agreements payable in the groups of current and long-term liabilities, pursuant to the estimates calculated as follows:

Consolidated (pro forma ) 2007

		Commercial
Liabilities	Final	Leasing	IR/CS payable	Adjusted final

Current	258,305	18,218	1,638	278,161

	258,305	18,218	1,638	278,161

Long-term liabilities	149,311	25,785		175,096

	149,311	25,785		175,096

(A free translation of the original in Portuguese)

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Notes to the Consolidated Financial Statements at December 31, 2007 and 2006
Expressed in thousands reais

(iii) Income statement

The adjustments in the year’s income statement, pertinent to the leasing agreements, classified as property, plant and equipment pursuant to Article 179 of Law 11,638/07, are calculated as shown below:

			Consolidated (pro forma ) 2007

		Leasing
DRE	Final	Adjustment	IR/CS payable	Adjusted final

Net income for the year	53,984	4,817	(1,638)	57,163

	53,984	4,817	(1,638)	57,163

(iv) Cash flow and DVA – Statement of value added

Pursuant to article 176, V of Law 11,638/07, the financial statements inherent to the year of 2008 shall present the cash flow and DVA – Statement of value added, approved by the annual general meeting.

(c) Amendments in the Tax Legislation

By means of Decree 6,339/08, the Federal Government increased, as from January 3, 2008, the rates of the Tax on Operations of Credit, Exchange and Insurance, or rates related to Securities – IOF from 0.0041% to 0.082% .

*     *     *

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Management Report

Dear Shareholders,

The Management of Contax Participações S.A. (“Contax Participações“) submits, jointly with the financial statements and the report of independent auditors, the Management Report related to the year ended on December 31, 2007.

Contax Participações S.A., a publicly-held company which has as corporate purpose to hold interests in commercial and civil companies, controls TNL Contax S.A. (“TNL Contax”), a company operating contact center services. TNL Contax provides a range of integrated relationship services between customers and their consumers, by means of several communication channels.

The main services of TNL Contax are:

  Customer Service: it comprises easier assistance, such as information about products and promotions, and more sophisticated assistance, such as to set up and monitor the resolution of maintenance and repairs, as well as service activation;

  Technical Support: TNL Contax relies on a qualified team to provide comprehensive technical support services to final customers. These services comprise the assistance to software and hardware problems, corporate help desks, broadband and dialed-up Internet support;

  Retention: The Company developed specific skills to provide services aimed at retaining the final customers. Thus, it tracks the behavior of final customer and takes preventive measures to avoid churn. It also develops strategies to improve the retention offers.

  Telesales: service focused on customer acquisition, cross-selling and up- selling via telephone. Services comprise a mix between inbound operations (to meet the demand generated by advertising and other marketing actions) and mainly outbound operations, which originate calls;

  Credit Recovery: The Company operates both in the planning of collection strategy, based on consumers payment behavior and use of test pilots for statistical proof of the techniques, tools and procedures efficiency, as well as in the collection operation through the use of sophisticated systems, such as mailing filters and dialers, aiming at increasing the direct contact index with the debtor. In addition to a customized contact, the Company also uses automatic contact tools, such as voice mail and short messages; and

  Market Research: TNL Contax also provides market researches, directly contacting the target public, generating accurate information for strategic decision-making of the Company’s customers.

Contax Participações S.A. and
Contax Participações S.A. and subsidiary

Management Report

Operating Performance

Contax Participações, by means of its subsidiary TNL Contax, operates throughout the Brazilian territory through its 21 branches concentrated in the states of Rio de Janeiro, São Paulo, Minas Gerais, Ceará, Pernambuco, Bahia, Rio Grande do Sul and the Federal District. TNL Contax offers contact center services assisting several customers in outbound and inbound operations with different levels of sophistication and specialization.

Since 2005, the Company is leader in the contact center market in terms of gross revenue. In 2007, the Company posted a growth of 12% in gross revenues when compared to 2006, increasing from R$1,320 million (2006) to R$1,475 million (2007). The greater slice of revenues growth mainly occurred in the second half of 2007. In terms of work stations, it increased from 22,407 work stations billed by the end of 2006 to 28,043 work stations in 2007, a 25% growth. The headcount also jumped 25%, from 49,132 in December 2006 to 61,397 in December 2007 employees.

The current scenario of outsourced Brazilian contact center market has been showing signs of maturation in relation to recent past and in relation to the foreign market. Current levels of outsourcing already show indexes higher than those seen in the foreign markets. Even so, in 2007, Contax posted a growth highly greater than the market, mainly if we observe the evolution of revenues derived from total customer portfolio, excluding Oi, which from 2006 to 2007 increased 32%. We estimate that the market grew between 8% and 10% in 2007.

Customers

TNL Contax serves several customers from the most different sectors of the economic activity, pointing out telecommunications, financial, pay-TV, services and retail sectors.

The pursuit of “Leadership in Action”, Company’s strategic management, is always concerned with the quality of services provided. Accordingly, contracting customer satisfaction is achieved, creating a virtuous circle that enables to acquire new services.

In 2007, the Company acquired 10 new customers, but the largest source of growth derives from services with current customers of its portfolio, since the Company has been developing a long-term relationship with large contracting customer, starting from a deep understanding of its customers, design of solutions and operations of services that may contribute to the business development of these customers.

Strategy and Vision

Contax defined its strategy based on the pursuit of “Leadership in Action”, deeming essential the acknowledgment of its innovation in services rendered by its customers. The strategy defined is mainly based on two pillars: the improvement of main products (services, sales and credit recovery) and the pursuit of excellence in the support areas and in the operational model, continuously focused on innovation and programs that offer excellent services provided to its customers.

Within this context, several actions have been in place for a successful implementation of the strategy. The Company carried out an organizational restructuring, creating the Operations Offices specialized in assistance, collection and telesales, as well as a Department of Products, which has been developing and assisting to implement a set of offers in these 3 product lines. The support areas were restructured so that to improve their deliveries supporting the operations. In addition, the Company launched its vision defined as “WE KEEP CUSTOMERS FOR LIFE”, which translates in its concept the creation of a long-term relationship with customer, focused on its business development . Over the past years, we have been focusing on the in-house development of strategy, by diagnosing, detailing each action in all managements, identifying gaps and proposing solutions, with a clear definition of the tracking model, those in charge thereof and conclusion date.

Management Model

Contax’s management model is the tool which enables the Company going forward in its strategic management, mainly focused on quality, cost and an advisory performance with the contracting customer. This is the trademark of its management and is directly connected with an ongoing generation of results that the Company has been posting, by monitoring more than 537 indexes in its operations. Contax is capable of identifying systematically the non-conforming items, enabling a quick action in the implementation of the necessary improvements. Such monitoring mechanism enables its managers to apply a solid analytical methodology in the monitoring and in the treatment of deviations observed. This also facilitates said advisory approach to act together with contracting customers to remove eventual causes of deviation.

The management model is established in conformity with the corporate goals which are deployed for all managers up to the supervision level, amounting to nearly 20 thousand goals, monitored during the year. In addition, the Company also defines and manages specific targets in each group of services for all its operators.

Employees

The Company believes that its employees are the foundation of its business and the success of a services company is directly related to the excellence of its professionals. Thus, the Company maintains a highly qualified team, trained and skilled to provide the best service. An ongoing pursuit of quality and performance improvement, basis of strategic management “Leadership in Action” is directly connected with the quality and motivation of the employees and, thus, Contax invests a significant amount of time and resources in people. The Company invested R$24 million in training in 2007, corresponding to 5.9 million of hours trained.

An example of these investments in the program called “Evoluir” which aims at qualifying new and experienced operators focused on excellent action. In this program, courses are prepared according to the profile of each service and customer. The training model is on-site, which covers behavioral and technical aspects. Practical classes take place with a deep monitoring of beginners by instructors and supervisors.

The recognition of the operational performance and commitment of employees is also the mainstay of two other programs: “Degrau” and “Apareça e Cresça”. “Degrau” is a program that prepares operators with a leadership potential to become supervisors. The participants of the program are trained in the modules of

PDL – Program for the Development of Leaders – to take over the positions of supervisors that may arise in their operations. “Apareça e Cresça” is the in-house recruiting program that seeks to recognize among employees those qualified to be promoted. Focused on the development of its employees and by means of a deep recognition policy, around 3,800 employees were promoted in 2007.

The Company also considers its responsibility to promote professional growth of its young employees by means of formal education, through the “Crescer” program. The purpose of this program is to provide access to a university focused on Contact Center Management to employees of Contax. The course has a 2-year duration and is acknowledged by the Brazilian Ministry of Education (MEC), focused on contact center technical training. At the end of each semester, students receive a professional qualification certification, and, after concluding the course, the student receives a Contact Center Manager diploma.

The organizational climate is also another great concern for Contax. The achievement of more and more effective results involving the opinion and the satisfaction of its employees is part of the strategy, and that is why the Company continuously carries out perception surveys of its employees concerning aspects such as ambience, values of the company and relationship with the leadership. These surveys serve as basis for correction actions of critical points and investments in infrastructure improvements.

Currently Contax is among the largest employers of Brazil. Approximately 70% of its employees are women at the average age of 26 years, the Company also searches for young talents with 20,769 employees in their “first job”.

In the social and responsibility field, Contax conducted donation campaigns against hunger, collecting around 100 tonnes of food in 2007. It also promoted “Campanha do Agasalho” (Coat Campaign), collecting 40 thousand items and “Dia das Crianças” (Kids Day) with the collection of 11 thousand toys and clothes in the same year. Each year the Company’s team proves that solidarity is a basic attribute of its profile.

Infrastructure and Technology

The quality of facilities in the contact Center segment directly interferes in the productivity and stability of operations, also impacting on motivation indexes, and fulfillment of scale and assertive attendance of employees. Contax invests in the infrastructure of its sites to make them more and more an instrument of efficiency gain and quality. This is possible by using advanced constructive methods in the development of standards and in a network of pre-authorized suppliers.

In 2007, the Company again stood out in the improvement of its infrastructure. The Company opened a new site in São Paulo, in the district of Lapa with capacity for 2,400 work stations and installations of a new NOC (real time traffic control center), focusing on outbound operations, such as telesales and credit recovery. It started a partnership with investors for a new site at the district of Brás, also in the city of São Paulo, with capacity for approximately 3,000 work stations. In Belo Horizonte the Company started the expansion of its service capacity in Contorno site, acquiring another usable area in order to meet the demand of more than 800 stations. In Recife, the Company started its 3rd site, the first phase will rely on 5,000 m² area and 830 work stations. This site will reach a final capacity of 22,000 m² , including an Operations and Training area, within the best installation standards.

The Company was also qualified by the São Paulo city government project, in the region of Estação da Luz, for a new site project that will enable an increase of up to 3,000 work stations in that region.

It is worth mentioning technology: Contax implemented its first site 100% based on VoIP technology (voice over IP), and already has approximately 2,500 work stations operating with such technology, which represents a significant innovation in voice communication solutions. Investments were also made in the technological complex to upgrade approximately 1,500 work stations, as well as to increase performance, reliability and security with recording systems. Referring to increase of performance, approximately 2,000 state-of-the-art predictive dialers were implemented, mainly employed in the outbound dial-up operations, such as collections and telesales, definitively essential to spur best performance of these operations.

Acknowledgment and Awards

Contax was granted several awards and was acknowledged during the year of 2007 for its excellent operations and continued pursuit of outperforming, either by the quality or by the development of innovative solutions. The Company was also recognized due to its relevance and outstanding performance in the call center segment.

ABEMD 2007

In 2007, Contax was granted 4 awards at XIII Prêmio ABEMD 2007, of the Brazilian Association of Direct Marketing. The Company was finalist in the “Call Center” category, 1 gold award, 1 silver award and 2 bronze awards.

IDG Brasil
Contax was acknowledged by IDG as the Largest Company and with Outstanding Performance in the year in the Outsourcing segment, in the Call Center category.

IV Prêmio ABT
In September, Contax was granted 4 awards by the Brazilian Association of Teleservices, 2 gold awards, 1 silver award and 1 bronze award.

CONAREC 2007
The CEO of the Company, James Meaney, was awarded as CEO of the Year and Contax was granted the award as Best Contact Center. The award took place at Conarec (Brazilian Congress of Company-Customer Relations).

Financial-Economic Performance

Net Revenues

The R$1,366 million net revenue in 2007 grew by 12% against 2006, corresponding to a R$147 million increase. Most of the growth was a result of new business in existing customer portfolio, and basically occurred as of the 2nd half of 2007. The total growth of customer portfolio excluding Oi was much higher than the market, reaching 32% in relation to the previous year. The Company understands that the expansion of operations with current contracting customers represents an important alignment with the strategic management of “Leadership in Action”, since excellent, quality and innovative services have been allowing Contax to grow more and more in the relationship with its customers.

Likewise the previous year, we underwent a reduction in the rendering of certain services to Oi customer, mainly due to improvements carried out in the review of our processes, automation, review of SLAs (service level agreements), which impacted on annual revenues. Nevertheless, the Company understands that it constantly needs to pursue optimization of operations in order to improve the cost ratio for customers, even if this causes a reduction in the volume of businesses. We seek a long-term relationship with customers, aligned with our Mission.

Overall, the growth of net revenues is due to the expansion of new businesses with several contracting customers of R$148 million, due to price adjustment of R$26 million, to deal with cost adjustments and a reduction of R$27 million mainly derived from telecommunications segment-related operations.

Cost of Services Provided

The cost of services provided reached R$1,184 million in 2007, accounting for a 14% increase against 2006, corresponding to R$143 million. Out of costs of services provided in 2007, 73% are related to personnel expenses, taking into account payroll, charges, benefits, training, among others. The remaining 27% are expenditures related to third-party services, maintenance of equipment, rental, and expenditures related to facilities, general expenses and depreciation. More than 90% of the costs of services are variable, i.e., they are directly related to the growth of the business volume.

The costs variation in 2007, when compared to 2006, was mainly due to the volume growth of services demanded by our customers, which, on the other hand, increased revenues. Personnel costs were also affected by the 2007 collective bargaining agreement, by R$13 million. The growth of services volume mainly occurred as of the second half-year period impacted on results by R$18 million with training costs, which were partially offset by the benefit of productivity gain promoted by the Company in the amount of R$10 million.

Third-party services costs, increased 19%, and mainly reflect expenses to send collection correspondences, telephony costs for new collection and telesales operations, costs related to facilities for new sites. Rental and insurance costs increased 22%, mainly in view of new businesses, but also due to infrastructure rental of certain operations until owned sites are operated and the annualized effect of leasing operations contracted during 2006.

Depreciation increased by R$30 million in 2007, from R$47 million in 2006 to R$77 million in 2007. This depreciation increase mainly results from a change in the estimate of useful life of certain fixed assets (information technology equipment and furniture), and started to adopt the depreciation based on the new useful life for 2007, with a impact of R$27 million. The reduction in useful life was recognized based on a technical report, as of May 7,2007 and prepared under the reference date, December 31,2006. Investments made in 2006 and 2007 in the amounts of R$66 million and R$134 million, respectively, are responsible for the remaining variation and are related to the business growth.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of R$87 million in the year, grew by 20% against 2006, which corresponds to R$14 million. This variation is represented by the increment of R$12 million derived from an increase of expenditures related to personnel, specialized services, marketing and general expenses to sustain the business growth supporting areas, allowance for doubtful accounts in the amount of R$4 million and offset by a decrease in the property rental cost of commercial and administrative area in the amount of R$2 million.

Net Financial Result

In 2007, the net financial result accounted for a R$2 million revenue, a decrease of R$16 million when compared to 2006. This effect was mainly caused by a R$12 million reduction of interest on financial investments, in view of a lower volume of cash and cash equivalents, caused by a disbursement related to share buyback programs, as well as lower SELIC rates (overnight lending rate) verified in 2007 when compared to 2006. Other factors were higher CPMF (provisional contribution on financial operations) expenses by R$2 million, and monetary restatement on contingencies in the amount of R$2 million.

Income and Social Contribution Taxes Result

In 2007, the Income and Social Contribution taxes were in line with the amounts determined by prevailing laws, resulting in a total amount of R$27 million.

Net Income

Despite a higher gross income derived from the expansion of its operations, the Company posted a net income of R$54 million in 2007, a R$21 million decrease when compared to 2006, resulting from a higher depreciation in the period and a lower net financial result due to reasons mentioned above.

Reverse Share Split

At a Meeting held on October 17, the reverse split of all shares representing the Company’s capital stock was approved at the ratio of twenty (20) shares for one (1) share of same type, which now shall be traded on a reverse split basis as of November 17. In relation to ADRs, no reverse split took place, so that currently the ratio traded is 20 ADRs for one (1) preferred share.

Share Buyback Program

Contax launched its first share buyback program on July 1, 2006, with the purpose of buying back 5,887 thousand common shares (corresponding to 294 thousand shares after the reverse split) and 11,774 thousand preferred shares (corresponding to 589 thousand shares after the reverse split). On November 30,

2006, the Company approved its second buyback program with the purpose of buying back 5,298 thousand common shares (corresponding to 265 thousand shares after the reverse split) and 24,058 thousand preferred shares (corresponding to 1,203 thousand shares after the reverse split). The third share buyback program was approved on July 26, 2007, amounting to the acquisition of 3,193 thousand common shares (corresponding to 160 thousand shares after the reverse split) and 18,277 thousand preferred shares (corresponding to 914 thousand shares after the reverse split). With these three programs, 14,378 thousand common shares (corresponding to 719 thousand shares after the reverse split), 54,109 thousand preferred shares (corresponding to 2,705 thousand shares after the reverse split) were repurchased and 10,878 thousand common shares (corresponding to 544 thousand shares after the reverse split) were cancelled, 3,500 thousand common shares (corresponding to 175 thousand shares after the reverse split) were held in treasury and 54,109 thousand preferred shares (corresponding to 2,705 thousand shares after the reverse split) were cancelled, without reducing the Company’s capital stock.

On October 18, 2007, 180 thousand common shares (corresponding to 9 thousand shares after the reverse split) were sold to the Company’s officers, pursuant to the Stock Option Plan, approved by the Extraordinary General Meeting held on April 16, 2007, 3,320 thousand common shares (corresponding to 166 thousand shares after the reverse split) were held in treasury.

Altogether, the Company invested R$161 million in the three buyback programs, of which R$41 million in 2006 and R$120 million in 2007.

Indebtedness

In October 2007, the first tranche of BNDES financing was released in the amount of R$ 100 million, out of a total of R$216.5 million, with a cost of TJLP (long-term interest rate)+2.0%, settlement term within 6 years, with a 24-month grace period.

In light of current economic scenario, Contax seeks to optimize its capital structure to finance investments in the expansion of installed capacity, improve current facilities, invest in human resources training, and improve productivity and quality of services provided, in addition to investing in marketing.

Disclosure of Non-Audit Services

The Company informs that in 2007 it has not engaged any service with its independent auditors other than the audit of the financial statements.

Acknowledgments

The Management of Contax Participações thanks all our shareholders, customers and suppliers for the support and confidence relied on us, and, specially, our employees for their dedication and personal efforts that made the noteworthy growth of our business possible. The satisfaction of our customers and, consequently, of consumers of their respective products and/or services, remains and will be our priority. We will continue working with a highly motivated team, creative in innovative solutions and sensible to the problems and needs in a competitive market, keeping our customers, suppliers and partners involved in the same challenges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.